Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

ITEM 1:	NAME AND ADDRESS OF COMPANY

Barrick Gold Corporation (“Barrick”)
Brookfield Place, TD Canada Trust Tower
Suite 3700, 161 Bay Street, P.O. Box 212
Toronto, Ontario M5J 2S1

ITEM 2:	DATE OF MATERIAL CHANGE

October 31, 2013

ITEM 3:	NEWS RELEASE

A press release titled “Barrick Reports Third Quarter 2013 Results” was issued by Barrick on October 31, 2013.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On October 31, 2013, Barrick announced that it has decided to temporarily suspend construction activities at the Pascua-Lama project in Chile and Argentina, except those required for environmental protection and regulatory compliance.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

The Pascua-Lama project is located on the border of Chile and Argentina, at an elevation of 3,800 to 5,200 meters, approximately 10 kilometers from Barrick’s Veladero mine.

Barrick has decided to temporarily suspend construction activities at Pascua-Lama, except those required for environmental protection and regulatory compliance. This decision will postpone near term cash outlays, and will allow Barrick to proceed with development at the appropriate time under a phased approach. The decision to re-start will depend on improved project economics such as go-forward costs, the outlook for metal prices, and reduced uncertainty associated with legal and other regulatory requirements. As a result of the suspension, Barrick no longer expects production at Pascua-Lama to begin by mid-2016.

The ramp-down will be carried out in a way that allows for an efficient and effective re-start when conditions warrant. In the meantime, Barrick will update and refine capital cost estimates and stage the project’s remaining development into distinct phases with specific work programs, budgets and objectives. This staged approach will also facilitate more efficient planning and execution, better capital deployment and effectiveness, and improved cost control. Barrick will also continue to explore further opportunities to improve the project’s risk-adjusted returns such as joint ventures or other strategic partnerships and royalty or other income streaming agreements.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this report, including any information as to Barrick’s plans, constitutes “forward-looking statements”. See the Cautionary Statement on Forward-Looking Information included in the October 31, 2013 news release referred to in Item 3 above for a description of certain factors that could cause actual results to differ materially from those projected in the forward- looking statements. Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

ITEM 6:	RELIANCE OF SUBSECTION 7.1(2) OR (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact:

Sybil E. Veenman
Senior Vice President and General Counsel
(416) 861-9911

ITEM 9:	DATE OF REPORT

November 5, 2013

Dated at Toronto, Ontario this 5th day of November, 2013.

By:	(signed) Sybil E. Veenman
Sybil E. Veenman
Senior Vice President and General
Counsel